Palladium Capital Advisors, LLC
230 Park Avenue, Suite 539
New York, New York 10169

Tel (646) 485-7297    Fax (646) 390-6328

Email jp@palladiumcapital.com

August 11, 2010

Mr. Dane Saglio, CFO
New Generation Biofuels Holdings, Inc.
5850 Waterloo Road
Suite 140
Columbia, MD 21045

Re:           Non-exclusive Placement Agent Agreement

Dear Mr. Saglio:

This will confirm the understanding and agreement (the “Agreement”) between PALLADIUM CAPITAL ADVISORS, LLC, a Delaware limited liability company (“Palladium”), and NEW GENERATION BIOFUELS HOLDINGS, INC., a Florida corporation (the “Company”), as follows:

1.           The Company hereby engages Palladium as placement agent in connection with the sale of equity or equity-linked securities of the Company (the “Securities”) on a best efforts basis to a limited number of accredited investors (the “Investors”) through a private placement or similar unregistered transaction at a price and upon terms and subject to conditions that are satisfactory to the Company (the “Transaction”). For purposes hereof, the term “Securities” also includes a convertible loan or other type of investment convertible into or exchangeable for or otherwise linked to the equity of the Company.

2.           The appointment and authorization of Palladium under Section 1 of this Agreement shall commence on the date hereof and shall expire six (6) months after the date hereof (the “Term”).

3.           The Company acknowledges and agrees that Palladium will be using, and relying upon, the Company to furnish Palladium with written materials and information, including but not limited to financial statements, to be provided to potential Investors (the “Materials”) describing the Company and the Transaction (or Related Transaction, as defined below) concerning the Company’s business, operations, assets, liabilities and receivables, and Palladium will be using, and relying upon, such Materials supplied by the Company, and any other publicly available information without any independent investigation or verification thereof or independent appraisal by Palladium of the Company of its business or assets. Palladium does not assume responsibility for the accuracy or completeness of the Materials, including but not limited to any disclosure materials related to the Transaction (or Related Transaction), except for such information that is provided in writing by Palladium to the Company that is independently produced by Palladium and not based on Materials provided by the Company or information available from generally recognized public sources. The Company shall provide Palladium with access to the Company’s officers, directors, accountants, counsel and other advisors, and shall keep Palladium fully informed of any events that might have a material effect on the financial condition of the Company. The Company represents and warrants to Palladium that the Materials, will be true, complete and accurate in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. If at any time prior to the completion of a Transaction (or Related Transaction) an event occurs which would cause the Materials (as supplemented or amended) to contain an untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will notify Palladium immediately of such event.

4.           (a)           The Company agrees to pay Palladium, upon the culmination of each Transaction with Investors (each, a “Closing”), 7% of the aggregate consideration raised in the private placement(s) from such Investors introduced by Palladium. All cash compensation payable hereunder by the Company to Palladium shall be paid by wire transfer.

5.           For purposes of this Agreement:

(a)           “Aggregate consideration” shall mean the total consideration (stock, cash, assets and all other property (real or personal, tangible or intangible) plus debt and liabilities assumed (including, without limitation, loans, indebtedness for borrowed money, pension liabilities and guarantees), funding, advances, license fees, royalty fees, joint venture interests or other property, obligations or services) exchanged or received, or to be exchanged or received, directly or indirectly by the Company in connection with any Transaction or Related Transaction.

(b)           In the event consideration is to be paid in whole or in part by installment payments, the portion of Palladium’s fee relating thereto shall be calculated and paid when and as such installment payments are made.

6.           The Company shall reimburse Palladium periodically for its reasonable and customary out-of-pocket and incidental expenses incurred during the term of its engagement hereunder approved in advance in writing by the Company.

7.           The Company agrees to provide indemnification as set forth in Annex A attached hereto and made a part hereof.

8.           Upon a Closing, the Company agrees that Palladium has the right to place notices and/or advertisements in financial and other newspapers and journals (whether in print or on the internet), and to publicize on its own website and/or marketing materials, at its own expense, describing its services to the Company hereunder.

9.           The provisions of Sections 4, 6, and 7 (including, without limitation, the provisions of indemnification referred to in Section 7) shall survive the expiration or termination of this Agreement.

10.           Intentionally omitted.

11.           Nothing contained in this Agreement shall limit or restrict the right of Palladium or of any member, employee, agent or representative of Palladium, to be a shareholder, member, partner, director, officer, employee, agent or representative of, or to engage in, any other business, whether of a similar nature or not, nor to limit or restrict the right of Palladium to render services of any kind to any other corporation, company, firm, individual or association.

12.           The failure or neglect of the parties hereto to insist, in any one or more instances, upon the strict performance of any of the terms or conditions of this Agreement, or their waiver of strict performance of any of the terms or conditions of this Agreement, shall not be construed as a waiver or relinquishment in the future of such term or condition, but the same shall continue in full force and effect.

13.           Any notices hereunder shall be in writing, and shall be sent to the Company and to Palladium at their respective addresses set forth above. Any notice shall be given by registered or certified mail, postage prepaid, and shall be deemed to have been given when deposited in the United States mail. Either party may designate any other address to which notice shall be given by giving written notice to the other party of such change of address in the manner herein provided.

14.           This Agreement shall inure to the benefit of and be binding upon the respective, Affiliates, successors and assigns of the parties hereto. The term “Affiliates” shall mean, with respect to any person or entity, any other person or entity who, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with such person or entity and any spouse, parent or issue of any such person; “control” means the power, directly or indirectly, to direct or cause the direction of the management and policies of a person or entity whether through ownership of voting securities, by contract or otherwise.

15.           This Agreement has been made in the State of New York and shall be construed and governed in accordance with the laws thereof without giving effect to principles governing conflicts of law. The parties irrevocably agree that any legal action or proceeding under, arising out of or in any manner relating to this Agreement or the Company or any of its affiliates shall be brought exclusively in any court of competent jurisdiction in the County of New York, State of New York. Each of the parties, by its execution and delivery of this Agreement, expressly and irrevocably assents and submits to the jurisdiction of any of such courts in any such action or proceeding. The parties further irrevocably consent to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to such party by hand or by registered or certified mail in the manner prescribed in Section 13 hereof. The parties further irrevocably consent that any judgment rendered by such court in the State of New York may be entered in another court having competent jurisdiction thereof.

16.           This Agreement contains the entire agreement between the parties, may not be altered or modified, except in writing and signed by the party to be charged thereby, and supersedes any and all previous agreements between the parties relating to the subject matter hereof.

17.           Palladium will not have any rights or obligations in connection with the sale and purchase of the Securities contemplated by this Agreement except as expressly provided in this Agreement. In no event will Palladium be obligated to purchase the Securities for its own account or for the accounts of its customers. Palladium will have the right, but not the obligation, however, to determine the allocation of the Securities among its potential Investor purchasers introduced by Palladium, provided that such allocation is reasonably acceptable to the Company.

18.           Palladium is acting as financial advisor and is not an expert on, and cannot render opinions regarding, legal, accounting, regulatory or tax matters. The Company should consult with its other professional advisors concerning these matters before undertaking any Transaction or Related Transaction. All services, advice and information and reports provided by Palladium to the Company in connection with this assignment shall be for the sole benefit of the Company and shall not be relied upon by any other person. Notwithstanding anything to the contrary contained herein, it is understood and agreed that there are no third-party beneficiaries to this Agreement. The obligations of Palladium and the Company hereunder are solely corporate obligations, and no officer, director, employee, agent, member, shareholder, counsel, accountant, auditor or other person shall be subject to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of Palladium or the Company. Palladium is a registered broker-dealer in good standing with the SEC under the securities Act of 1934, as amended, and in all jurisdictions in which the nature of its activities or the substance of its actions would require such registration or qualification pursuant to the blue-sky laws or such jurisdiction. Palladium will comply with all laws, rules and regulations related to its activities on behalf of the Company pursuant to this Agreement. All consents, authorizations, and approvals necessary or appropriate for Palladium to undertake its obligations set forth in this Agreement have been obtained by Palladium prior to execution of this Agreement and Palladium shall immediately use its best efforts to secure investors for the Company as set forth herein.

Palladium is delighted to accept this engagement and looks forward to working with you on this assignment. Please confirm that the foregoing correctly sets forth our understanding by signing the enclosed duplicate of this letter in the space provided and returning it, whereupon this letter shall constitute a binding agreement as of the date first above written.

Very truly yours,

PALLADIUM CAPITAL ADVISORS, LLC

By:
Joel Padowitz, Chief Executive Officer

ACCEPTED AND AGREED
AS OF THE DATE FIRST
ABOVE WRITTEN:

NEW GENERATION BIOFUELS HOLDINGS, INC.

By:
Mr. Dane Saglio, Chief Financial Officer

[Annex A follows]

Annex A

Indemnification Provisions

In connection with the engagement of Palladium by the Company pursuant to the Agreement, the Company hereby agrees as follows:

1.
In connection with or arising out of or relating to the engagement of Palladium under the Agreement, or any actions taken or omitted, services performed or matters contemplated by or in connection with the Agreement, the Company agrees to reimburse Palladium, its affiliates and their respective members, officers, employees, agents and controlling persons (each an “Indemnified Party”) promptly upon demand for actual, out-of-pocket expenses (including reasonable fees and expenses for legal counsel) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim, or any litigation, proceeding or other action in respect thereof (collectively, a “Claim”). The Company also agrees (in connection with the foregoing) to indemnify and hold harmless each Indemnified Party from and against any and all out-of-pocket losses, claims, damages and liabilities, joint or several, to which any Indemnified Party may become subject, including any amount paid in settlement of any litigation or other action (commenced or threatened) to which the Company shall have consented in writing; provided, however, that the Company shall not be liable pursuant to this paragraph in respect of any loss, claim, damage or liability to the extent that a court or other agency having competent jurisdiction shall have determined by final judgment (not subject to further appeal) that such loss, claim, damage or liability was incurred primarily from the willful misconduct or gross negligence of such Indemnified Party. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its partners, security holders or creditors related to or arising out of the engagement of Palladium pursuant to, or the performance by Palladium of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is determined in a final judgment (not subject to further appeal) by a court or other agency having competent jurisdiction to have resulted primarily from actions taken or omitted to be taken by Palladium in bad faith or from the willful misconduct or gross negligence of Palladium.

2.
The Company will assume the defense of any Claim against an Indemnified Party, provided the Indemnified Parties shall have the right to retain one counsel of its own choice (reasonably satisfactory to Company) and the Company shall pay the reasonable fees and expenses of such legal counsel, and such counsel shall to the fullest extent, consistent with its professional responsibilities, cooperate with the Company and any legal counsel designated by the Company.

3.
The Company will not, without the prior written consent of each Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be reasonably sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person against whom such Claim may be brought hereunder from any and all liability arising out of such Claim. PA agrees that, without the Company’s prior written consent, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be south under the indemnification provisions of this Agreement (whether or not the Company is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.

4.
In the event any Indemnified Party is requested or required to appear as a witness in any action, suit or proceeding brought by or on behalf of or against the Company or any affiliate or any participant in a Transaction (or Related Transaction) covered hereby in which such Indemnified Party is not named as a defendant, the Company agrees to reimburse Palladium and such Indemnified Party for all reasonable disbursements incurred by them in connection with such Indemnified Party’s appearing and preparing to appear as a witness, including, without limitation, the fees and disbursements of their legal counsel, and to compensate Palladium and such Indemnified Party in an amount to be mutually agreed upon.

5.
All amounts due under the Indemnification Provisions of this Annex A shall be payable within ten (10) days after written notice of such event giving rise to the indemnification obligations, and if not paid within such 10-day period, such amounts shall bear interest at a rate of 1.5% per month or at the highest rate permitted under the laws of the State of New York, whichever rate is lower.

6.
These Indemnification Provisions shall remain in full force and effect in connection with the transactions contemplated by the Agreement whether or not consummated, and shall survive the expiration or termination of the Agreement, and shall be in addition to any liability that the Company might otherwise have to any Indemnified Party under the Agreement or otherwise.

PALLADIUM CAPITAL		NEW GENERATION BIOFUELS HOLDINGS, INC.

By:		By:
	Joel Padowitz		Dane Saglio
	Chief Executive Officer		Chief Financial Officer